Mail Stop 3561

July 6, 2007

Via Facsimile and U.S. Mail 269-695-7458

Mark K. Patterson
Chief Financial Officer and Director
Express-1 Expedited Solutions, Inc.
429 Post Road
Buchanan, MI 49107

> Re: **Express-1 Expedited Solutions, Inc.**
> **File No: 0-49606**
> **Form 10-K: For the year ended December 31, 2006**

Dear Mr. Patterson:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2006

Management's Discussion and Analysis
Liquidity and Capital Resources, page 28

1. We note that you present the non-GAAP measure EBITDA in reports to bankers to permit the monitoring of your ability to pay outstanding liabilities. Regulation G requires a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. In this regard, the measure is

being used to assess the company's liquidity. Please revise to provide a table that reconciles EBITDA to operating cash flow.

2. Also in this regard, we note that you have adjusted EBITDA by restructuring and exit expenses in the years ended 2004 and 2005. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, when the nature of the charge is reasonably likely to recur within two years or there was a similar charge within the prior two years. As the restructuring and exit activities comprised multiple events crossing over multiple periods, your failure to meet the condition above appears to preclude disclosure of this non-GAAP measure as a performance measure. We reference you to Questions 8 and 9 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on the Commission website. Please advise and delete accordingly.

3. From disclosure under SEC filings (Item 1, page 9), we note that you became a regular filer in 2006 from being a small business filer in prior years. In conjunction with this change in filing status, you are now required to provide tabular disclosure of contractual obligations in MD&A for the amounts of payments due under specified contractual obligations as of the latest fiscal year end balance sheet. Please refer to the guidance in Section III.D. of FR-67 (Release No 33-8182) for the format and presentation of this tabular information as well as additional note disclosures that may be necessary to describe material contractual provisions or other material information to the extent necessary for an understanding of the timing and amount of contractual obligations. Please revise accordingly.

Note 1: Significant Accounting Principles, page 38
Revenue Recognition

4. We note per your Business section on page 5, that Express-1 is considered an "asset-light" provider where 98% of operations are provided by third parties. Please tell us how you have considered the indicators presented in EITF 99-19 in regards to determining that sales are reported on a gross basis. Address each of the indicators outlined in paragraph 3 and explain to us how you have determined that your current reporting as a principal is appropriate, including any additional information you believe is relevant to the determination of an appropriate revenue recognition policy for your business. Notwithstanding the supplemental information requested, you should significantly expand your revenue recognition policy to address the reporting and the reasons for recognizing revenues on a gross or net basis in your financial statements. Also consider adding this policy as a critical accounting policy within MD&A, if necessary.

Note 6 – Goodwill, page 45

5. Reference is made to your narrative discussion whereby some contingent consideration related to the Dasher Express, Inc. ("Dasher") acquisition.   It is unclear why you have recognized any contingent consideration paid with respect to Dasher in goodwill when the Dasher operations were exited as part of your restructuring activities as described in the 1st paragraph of note 2 in the consolidated financial statements. It appears payments related to <u>exited</u> activities should be expensed, rather than capitalized as an intangible asset, as there is no future benefit for this cost. Please advise and revise your consolidated financial statements, as necessary.

Note 10 – Contingent Commitment, page 47

6. We note you have recognized a $25,000 contingent liability for the leasing program. Presumably, the accrual is based on the amount of probable loss. Although you state that is not currently possible to estimate the maximum contingent liability under all potential variations in assumptions under this non-comparable program, you should expand your disclosure to specifically provide an estimate (or range in estimate) of the amount of any "reasonable possible" contingent liability in excess of the loss amount accrued under the guidance in paragraph 10 of SFAS No. 5. If you can not make an estimate (or range in estimate) for an amount of reasonably possible loss in excess of the amount accrued, please specifically provide this statement. Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Express-1 Expedited Solutions, Inc.
July 6, 2007
Page 4

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.
        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Theresa Messinese at 202-551-3307 with any questions. You
may also contact me at 202-551-3816.

                                            Sincerely,

                                            Joe Foti
                                            Sr. Asst. Chief Accountant